Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-117421
February 10, 2006
EQUITY INNS, INC.
8.00% SERIES C CUMULATIVE PREFERRED STOCK
FINAL TERM SHEET

Issuer:	Equity Inns, Inc.

Security:	8% Series C Cumulative Preferred Stock (Liquidation Preference $25.00 per share)

CUSIP:	294703 40 0

Size:	400,000 shares (No Over-Allotment Option)

Type of Security:	SEC Registered — Registration Statement No. 333-117421

Public Offering Price:	$25.00 per share

Underwriting Discount:	3.15% plus Company pays fees and expenses of underwriter’s counsel

Net Proceeds to Company (before expenses):	$24.2125 per share; Total $9,685,000

Expected Net Proceeds to Company After Underwriting Discount and Offering Expenses:	$9,585,000

Underwriter:	A.G. Edwards & Sons, Inc.

Dividend Rate:	8% of the liquidation preference per annum; $2.00 per annum per share, cumulative from February 15, 2006 (subject to dividend rate step-up to 9% as described in prospectus supplement)

Redemption:	On or after February 15, 2011 (subject to special optional redemption right described in prospectus supplement)

Settlement and Delivery Date:	February 15, 2006

Selling Concession:	Not to exceed $0.50 per share

Reallowance to other dealers:	Not to exceed $0.45 per share
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR of the SEC Web site at www.sec.gov. Alternatively, the issuer or the placement agent will arrange to send you the prospectus if you request it by calling toll-free 1-800-278-5373.